Exhibit 99.11
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the shareholders of Student Transportation Inc. (the “Issuer”) will be held at The Gallery, Toronto Stock Exchange Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on Thursday, the 11th day of November, 2010, at the hour of 3:30 p.m. (Toronto time) for the following purposes:
1.	TO RECEIVE the financial statements of the Issuer for the fiscal year ended June 30, 2010, together with the report of the auditors thereon;

2.	TO ELECT members of the board of directors of the Issuer;

3.	TO APPOINT auditors and authorize the board of directors of the Issuer to fix the remuneration of the auditors;

4.	TO TRANSACT such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.
The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.
DATED at Toronto, Ontario this 28th day of September, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

“Denis J. Gallagher”

Chairman of the Board of Directors
Student Transportation Inc.